April 14, 2005

VIA EDGAR CORRESPONDENCE AND BY FAX

United States
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Mail Stop 3-9
Washington, DC  20549
Attention: Jeffrey Riedler, Assistant Director

Re:   NexMed, Inc. (the "Company")
      File No. 0-22245
      Proxy Statement on Schedule 14A

Dear Mr. Riedler:

On behalf of the Company, please find enclosed two copies of the Company's definitive proxy statement in respect of its annual meeting to be held June 10, 2005, one of which has been marked to show changes from the initial filing of the Company's preliminary proxy statement on March 24, 2005. The marked changes reflect the Company's response to your letter dated March 30, 2005 (the "Comment Letter") and the inclusion of other updated information.

Set forth below are the Company's responses to the Staff's comments contained in the Comment Letter. For convenience, the text of the applicable Staff comment has been included before each Company response.

Staff Comments regarding Proposal No. 3. Approval of amendment of the articles of incorporation to delete section D of article sixth and all of article ninth

Staff Comment 1

The proposal should be unbundled to provide shareholders the opportunity to vote separately on each of the proposed actions. Please revise to present as two separate proposals.

Company Response

As Michael Williams of Katten Muchin Zavis Rosenman, outside counsel to the Company, discussed with Mr. John Krug, Senior Counsel, Division of Corporation Finance, on Tuesday, April 5, we have removed the portion of Proposal No. 3 amending article sixth of our articles of incorporation. The Company is not required to amend article sixth, but included such amendment in Proposal No. 3 simply as an attempt to clean up the articles of incorporation. In the event of a conflict between section d of article sixth and the applicable Nevada statute, the Nevada statute would control. Rather than include a new proposal in our definitive proxy statement, we have determined that the amendment to article sixth should be removed. On April 7, 2005, Mr. Williams sent to Mr. Krug a blackline of the revised Proposal No. 3.

Staff Comment 2

Please expand the discussion to indicate whether there have been any proposals by or discussions with any shareholder relating to the removal of any directors.

Company Response

As the amendment to article sixth has been removed, this comment is no longer applicable. However, in the past five years there have been no proposals by or discussions between management and any shareholder relating to the removal of any directors.

Staff Comment 3

Please expand the discussion to clarify whether you are legally required to change your articles of incorporation to mirror the Nevada Revised Statutes.

Company Response

We have revised Proposal No. 3 to indicate that the Company is not legally required to amend its articles to conform with the Nevada Revised Statutes.

In your Comment Letter, you also requested that the Company furnish the following statements at the time of filing its definitive proxy statement:

We recognize that the adequacy and accuracy of the disclosure in the Proxy Statement is the responsibility of the Company. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Proxy Statement, and the Company represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely yours,


/s/ Vivian H. Liu
-------------------------------
Vivian H. Liu
Vice President, Chief Financial
Officer and Secretary


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